Contact

www.linkedin.com/in/tim-bowe-2b52171 (LinkedIn)
www.evergreen-technology.com (Company)

Top Skills

Software Development
Product Management
Product Development

Tim Bowe

Executive and Investor
Greater Boston

Experience

Safar Partners
3 years

COO / Sr. Operating Partner
2025 - Present (1 year)

Working with senior management teams of portfolio companies for Safar Partners, a $1B+ venture and growth capital fund family concentrating on commercializing technologies in the CleanTech, Advanced Materials, MedTech, Life Sciences, Artificial Intelligence, and Robotics industries. Primary focus of deal flow is companies spun out of MIT and Harvard.

Operating Partner
2023 - 2025 (2 years)

Full Spectrum
6 years

Executive Chairman
2024 - Present (2 years)
Boston, MA

Actively working with the management team, supporting sales and marketing activities and working with strategicly important product development clients.

CEO and Member Board of Directors
2020 - 2024 (4 years)

Full Spectrum partners with clients in the development of advanced med tech products. With more than 40 years of product development experience Full Spectrum has a strong set of technology consulting, systems and regulatory compliance services which provide our clients the most efficient and effective path to the market. Services include full-responsibility software, from embedded through cloud, and systems engineering as well as sophisticated distributed- and cloud-based testing capabilities for the Digital Health, Medical Device, Biopharma and Regulated Robotics industries.

Evergreen Technology
CEO

2017 - Present (9 years)
Greater Boston

Evergreen consists of consultants and active investors, with deep experience within Healthcare, Medical Device, Green Energy and Sustainable Materials, Semiconductor and other complex Capital Equipment industries. Services include business and technology strategy with a focus on accelerating growth of companies with market-changing products leveraging powerful technologies, such as AI/ML and advanced analytics, to provide a rapid return on investment on development dollars.
Portfolio includes nearly a dozen investments in early stage companies, supporting rapid growth and several successful exits.

Health Care Originals, Inc
3 years

Member Board of Directors
2024 - Present (2 years)
Rochester, New York Metropolitan Area

Health Care Originals (HCO) provides market-leading digital health platforms across the entire continuum of respiratory care and physical therapy. HCO's Nightengale services positively impact people with asthma and COPD. HCO's highly differentiated proprietary wearable device, ADAMM, provide continuous data flow to telemedicine add-ons and 3rd-party services. The Imago platform provides industry best outcomes for both physical and speech stroke rehab.

Strategic Advisor
2023 - 2024 (1 year)
Rochester, New York Metropolitan Area

Carbon Rivers, Inc.
Member Board of Directors
2023 - Present (3 years)
Knoxville, TN

Applying advanced knowledge of materials science to develop a more sustainable world. Graphene additives for enhanced-performance concrete. Consulting services focused on developing processes to improve recycling/circularity of composite materials and utilizing Graphene to enhance material properties. Products include composite (fiberglass) recycling, functional graphene, graphene-based load-enhanced concrete and enhanced marine paints.

Emphysys

COO and Member of Board of Directors
2018 - 2020 (2 years)
Greater Boston Area

Emphysys is a technology development company with the world-class skills in conceptualizing, prototyping and productizing complex products in the area of RF, plasma and motion control. Core expertise in the areas of Medical Devices, Biopharma, Material Science, Industrial and Semiconductor Equipment. Negotiated long-term contracts with key clients representing 75% of revenue, resulting in successful acquisition by Paramit.

Altran

Group Executive Vice President, Americas and Asia, Member Executive Committee, Board of Directors
2014 - 2017 (3 years)
Greater Boston Area

After Altran acquired Foliage, joined as a member of the global Executive Committee for the largest technical engineering services company in the world, the then-$3B Altran Group, Responsibility for all operations outside of Europe, including North America, India and China. Participated in the development of 2020 Strategic Plan to rapidly expand software services and expand operations in India. Led M&A to accelerate growth in US. Focused on Healthcare/Medical Device, Capital Equipment, Automotive and Aerospace industries.

Foliage, Inc

CEO and Chairman of the Board of Directors
1991 - 2015 (24 years)
Greater Boston

Co-founder of Foliage, recognized leader in technology product development, with deep domain expertise for complex software and systems development in the Medical/Life Sciences, Semiconductor Equipment, Intelligent Manufacturing and Aerospace industries. Responsible for the development of corporate strategy including M&A. Oversaw worldwide operations including more than 500 engineers across 3 offices in the US and 2 in India.

- 3-time Deloitte & Touche “Fast 50” and “Fast 500” for fastest growing US companies
- 1999 C-Net Product of the Year for iBrowser
- Software Magazine “Software 500” & Boston Business Journal "Top-Ten" software employers

Led effort resulting in successful exit through acquisition by Altran Group. Focused on developing and expanding Foliage's internationally recognized technology and product consulting and development services to meet the evolving needs of the clients, ranging from Fortune 50 through well-funded start-ups. Worked directly with clients to help them generate technical and business strategies to accelerate products resulting in more business value. Also active as speaker and author of more than 50 whitepapers and presentations on issues related to business strategies, technology innovation, technical product development issues such as leveraging product line synergies to create market opportunities, and increasing R&D efficiency through focused alignment of technology and business strategies.

Vignani Technologies Pvt Ltd.

Member Board Of Directors

2011 - 2014 (3 years)

Bengaluru

India-based provider of mechanical, electrical and software development services to the semiconductor, capital equipment and medical device industries. Integrated delivery with US front-end services to rapidly expand profit margins. After consistent rapid growth, led effort to position the company for sale, resulting in successful exit.

Digital Delivery

Member Board Of Directors

1995 - 1999 (4 years)

Burlington, Massachusetts

Work with startup in the secure data encryption space. Participated in management strategy and oversight of technology and product development. Technology led to successful exit through acquisition by Datum Systems, a leader in satellite time synchronization.

Technology Integration Group

VP Engineering

1989 - 1991 (2 years)

Oversaw all development of first-of-a-kind systems utilizing acoustical analysis across a variety of novel application spaces. Responsible for the development of the first Health and Usage Monitoring system for rotary aircraft, which became the working model for the genre. TII developed products for helicopter rotor balancing, passive helicopter and submarine tracking as well as airport

operations noise monitoring. Technology led to successful exit through acquisition by BF Goodrich Aerospace

Eaton Semiconductor
Director of Automation
1989 - 1991 (2 years)

Responsible for the control system development of three Eaton (now Axcelis) next-generation semiconductor ion implanters. Developed a platform architecture that provided core support for all three products, dramatically reducing the required team size and accelerating the products to market in half the previous timelines.

Advanced NMR Systems
Director of Software R&D
1987 - 1989 (2 years)

Responsible for the development of the control hardware and software for the first-of-a-kind real-time MRI medical imaging product. Using the novel technical approach of PC-based control and image reconstruction, delivered prototype hardware within 12 months which increased the rate of imaging from 40 seconds to 40 milliseconds while simultaneously reducing the computer control hardware costs from $500k to $50k. Technology led to successful exit through acquisition by GE Medical.

Advanced Ion Beam Technology
Software Development Manager
1982 - 1987 (5 years)

Responsible for the control system development of two first-of-a-kind ion beam semiconductor manufacturing products, Ion-beam Lithography and Ion-beam Mask Repair.

Microbit, Division of Control Data
Software Engineer
1979 - 1982 (3 years)

Control software for Electron Beam Array lithography system for semiconductor manufacturing

Education

University of New Hampshire

Physics

Boston University
Computer Software Engineering

Merrimack College
BSEE

Boston College High School